Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 4 to the Company's Prospectus dated April 7, 1998 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments



On April 30, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 2357 West Howard in Chicago, Illinois known as "Western & Howard" from an unaffiliated third party for a purchase price of approximately $1,913,000.

On May 5, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 620 West Liberty in Wauconda, Illinois known as "Wauconda Shopping Center" from an unaffiliated third party for a purchase price of approximately $2,525,000.


                             Plan of Distribution

The Company commenced the offering on April 7, 1998. As of May 4, 1998, the Company had accepted subscriptions for 1,319,948 shares ($13,140,083 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of May 4, 1998, these commissions and fees totaled $1,379,345. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services.






                               SUPPLEMENT NO. 4
                               DATED MAY 5, 1998
                     TO THE PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

This Supplement No. 4 is provided for the purpose of supplementing the Prospectus dated April 7, 1998 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 1 dated April 9, 1998, Supplement No. 2 dated April 21, 1998 and Supplement No. 3 dated April 27, 1998 and must be read in conjunction therewith. This Supplement No. 4 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments

Western & Howard, Chicago, Illinois

On April 30, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 2357 West Howard in Chicago, Illinois known as "Western & Howard" from Michael Tansey, an unaffiliated third party, for approximately $1,913,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $149.64 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Western & Howard was built in 1985 and consists of a one-story, multi-tenant retail facility aggregating 12,784 rentable square feet. As of April 30, 1998, Western & Howard was 100% leased. In evaluating Western & Howard as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The center's tenants are national tenants. The Company believes each of these tenants is creditworthy. The Company believes that the center is located within a highly populated and vibrant economic area. This center has been 100% occupied by the same three tenants since 1985 when it was built. Remaining lease terms range from three to seven years. The Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by vacating tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Western & Howard over the next few years. Nevertheless, pursuant to the leases, a substantial portion of any cost of repairs and improvements would be paid by the tenants.

The table below sets forth certain information with respect to the occupancy rate at Western & Howard expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:


                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1997                       100%                      $16.45
               1996                       100                        16.89
               1995                       100                        17.01
               1994                       100                        17.01
               1993                       100                        17.01

Tenants leasing more than 10% of the total square footage are Super Gap, a clothing store, Payless Shoes, a discount shoe store and Pearle Vision, an eyeglass center. These leases require the payment of base annual rent, payable monthly as follows:


                                           Base Rent
                                          Per Square
                  Square Feet  % of Total   Foot Per         Lease Term
  Lessee            Leased    Square Feet    Annum      Beginning       To
-----------       ----------- ----------- ------------ ------------ ---------
Super Gap            7,944       62%      $ 17.00       Currently    01/31/01
  Option 1                                  20.40       02/01/01     01/31/06

Payless Shoes        2,840       22         11.00       Currently    10/31/01

Pearle Vision        2,000       16         21.99       Currently    05/31/00
                                            26.40       06/01/00     05/31/05


For federal income tax purposes, the Company's depreciable basis in Western & Howard will be approximately $1,200,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Real estate taxes payable in 1997 for the tax year ended 1996 (the most recent tax year for which information is generally available) were $59,595.

On April 30, 1998, a total of 12,784 square feet was leased to three tenants at Western & Howard. The following tables set forth certain information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:


                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------

Super Gap            7,944      01/01     1/5 yr.     $135,048        $17.00
Payless Shoes        2,840      10/01        -          31,240         11.00
Pearle Vision        2,000      05/05        -          43,980         21.99


                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base    Total     Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of       Annual    Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring       Base      Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases        Rent (1)   Leases        Leases        Leases
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998          -          -           -        $210,268         -           -             -

   1999          -          -           -         210,268         -           -             -

   2000          -          -           -         210,268         -           -             -

   2001          2        10,784    $166,288      219,088     $ 15.42       84.4%         75.9%

   2002          -          -           -          52,800         -           -             -

   2003          -          -           -          52,800         -           -             -

   2004          -          -           -          52,800         -           -             -

   2005          1         2,000      52,800       52,800       26.40       15.6         100.0


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.




The Company received a letter appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Western & Howard property, as of April 3, 1998, of $1,965,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Wauconda Shopping Center, Wauconda, Illinois

On May 5, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 620 West Liberty in Wauconda, Illinois known as "Wauconda Shopping Center" from Michael Scott, an unaffiliated third party, for approximately $2,525,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $81.04 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Wauconda Shopping Center was built in 1988 and consists of a one-story, multi-tenant retail facility aggregating 31,157 rentable square feet. As of May 5, 1998, Wauconda Shopping Center was 100% leased. In evaluating Wauconda Shopping Center as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area. The center's anchor tenant is a national tenant. Although approximately 69% of the rentable square feet at Wauconda Shopping Center is leased to one tenant, the Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by the vacating tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Wauconda Shopping Center over the next few years. Nevertheless, pursuant to the leases, a substantial portion of any cost of repairs and improvements would be paid by the tenants.

The table below sets forth certain information with respect to the occupancy rate at Wauconda Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:


                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1997                       100%                       $8.12
               1996                       100                         8.00
               1995                       100                          *
               1994                       100                          *
               1993                       100                          *

*Information not available from seller.

Tenants leasing more than 10% of the total square footage are Sears Hardware, a paint and hardware store and Spasso, Ltd., a restaurant. These leases require the payment of base annual rent, payable monthly as follows:

                                           Base Rent
                                          Per Square
                  Square Feet  % of Total   Foot Per         Lease Term
  Lessee            Leased    Square Feet    Annum      Beginning       To
-----------       ----------- ----------- ------------ ------------ ---------
Sears Hardware      21,600        69%     $ 6.75        Currently    09/30/01
                                            7.25        10/01/01     09/30/06
  Option 1                                  7.25        10/01/06     09/30/11

Spasso, Ltd.         4,667        15%      14.28        Currently    12/31/00


For federal income tax purposes, the Company's depreciable basis in Wauconda Shopping Center will be approximately $2,000,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Real estate taxes payable in 1998 for the tax year ended 1997 (the most recent tax year for which information is generally available) are $40,120.

On May 5, 1998, a total of 31,157 square feet was leased to four tenants at Wauconda Shopping Center. The following tables set forth certain information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:


                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------

Sears Hardware      21,600      09/06     1/5 yr.     $145,800        $ 6.75
Mr. E's Bagels       2,445      09/00     1/5 yr.       20,342          8.32
E & E Systems        2,445      12/98        -          21,149          8.65
Spasso, Ltd.         4,667      12/00        -          67,674         14.50

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base    Total     Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of       Annual    Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring       Base      Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases        Rent (1)   Leases        Leases        Leases
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998          1         2,445    $  21,149    $253,937     $  8.65         7.85%         8.32%

   1999          -          -            -        234,450         -            -             -

   2000          2         7,112       88,650     234,450       12.46        22.82         37.81

   2001          -          -            -        145,800         -            -             -

   2002          -          -            -        156,600         -            -             -

   2003          -          -            -        156,600         -            -             -

   2004          -          -            -        156,600         -            -             -

   2005          -          -            -        156,600         -            -             -

   2006          1        21,600      156,600     156,600         7.25       69.33        100.00


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for Wauconda Shopping Center, as of March 1, 1998, of $2,600,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

                             Plan of Distribution

The Company commenced the Offering on April 7, 1998, and as of May 4, 1998 had accepted subscriptions for 1,319,948 shares ($13,140,083 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance
Fees).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of May 4, 1998, these commissions and fees totaled $1,379,345. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred Property Management Fees of approximately $1,120,000 for the year ended December 31, 1997 and $229,307 for the year ended December 31, 1996. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the year ended December 31, 1997, the Company had incurred Advisor Asset Management Fees of $843,000.